Filing by OSI ETF Trust pursuant to Rule 425 under the Securities Act of 1933.

Subject Company:

FQF Trust

333-224289

SHAREHOLDER SERVICES

IMPORTANT NOTICE

Re: FQF TRUST

Dear Shareholder:

We have tried unsuccessfully to contact you about a very important matter regarding your investment in the O'Shares FTSE U.S. Quality Dividend ETF, the O'Shares FTSE Europe Quality Dividend ETF, and/or the O'Shares FTSE Asia Pacific Quality Dividend ETF, each a series of the FQF Trust (the "Trust").  This pertains to a significant operating initiative for the Trust, which requires your response.

It is essential that we speak to you regarding this matter.  The call will only take a few moments of your time and there is no confidential information required.

Please call us toll-free at 1-800-848-3409 Extension 12668 between 9:00 a.m. and 10:00 p.m. Eastern time Monday through Friday.  At the time of the call please reference the number listed below.

Sincerely,

William H. DeRoche
President, FQF Trust

REFERENCE NUMBER:    123456789

FQF TRUST 53 State Street, Suite 1308, Boston, Massachusetts 02109